INFINT Acquisition Corporation

32 Broadway, Suite 401

New York, New York 10004

July 10, 2024

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Scott Anderegg

Re:	INFINT Acquisition Corporation
Registration Statement on Form S-4, as amended
File No. 333-267662

Mr. Anderegg:

INFINT Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 4:00 p.m. Eastern Time on July 12, 2024, or as soon as practicable thereafter, unless the Company notifies you otherwise prior to such time.

Once the Registration Statement has been declared effective, please contact our counsel, Yuta N. Delarck of Greenberg Traurig, LLP, at (212) 801-6928 to orally confirm that event or if you have any questions or require additional information regarding this matter.

[Signature Page Follows]

Very truly yours,

INFINT Acquisition Corporation

By:	/s/ Yuta N. Delarck
Name:	Yuta N. Delarck
Title:	Counsel

cc:	Alan I. Annex, Esq.
Greenberg Traurig, LLP